October 7, 2009

Via Facsimile and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Financing
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Re:	SenoRx, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 16, 2009 Form 10-Q for the Quarter Ended June 30, 2009 Filed August 2, 2009 File No. 001-33382

Ladies and Gentlemen:

SenoRx, Inc. (“SenoRx,” the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated September 30, 2009 (the “Comment Letter”), which included comments related to our filings on March 16, 2009 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “Annual Report”) and on August 2, 2009 of the Company’s Quarterly Report on Form 10-Q for the year quarter ended June 30, 2009 (the “Quarterly Report”).

To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 10-K for the Year Ended December 31, 2008

Item 3.  Legal Proceedings, page 30

1.	Please revise your disclosure in future filings, as applicable, to describe the February 18, 2009 ruling issued in connection with the Hologic litigation.

SenoRx Response:

We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that we will, in the future filing of quarterly report on Form-10-Q for the quarter ended September 30, 2009, describe the February 18, 2009 ruling issued in connection with, and other material updates on, the Hologic litigation.

Index to Financial Statements, page 50

Note 5.  Income Taxes, page 63

2.
We note that you classify interest expense for uncertain income tax positions as part of general and administrative expense within your statement of operations.  Please revise your future filings to classify interest expense for your uncertain income tax positions as part of either income tax expense or interest expense within your statement of operations.  Alternatively, please explain to us how your accounting policy related to your classification of interest expense for your uncertain income tax positions complies with the guidance in 740-10-45-25 of the FASB Accounting Standard Codification.

SenoRx Response:

We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that we will, in the future filing of quarterly report on Form-10-Q for the quarter ended September 30, 2009 and in future filings of quarterly reports on Form 10-Q, annual reports on Form 10-K and other future filings, classify interest expense for uncertain income tax positions as part of interest expense within our statement of operations.

Item 11.  Executive Compensation, page 49

3.
We note your disclosure on page 15 of your definitive proxy statement filed on April 30, 2009 that you have historically benchmarked your compensation and sought to target it "at or around the average" of the amounts provided to executives at comparable companies.  Given that you target the elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation fell within the targeted range.  If any of your named executive officers are compensated at levels that are, materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

SenoRx Response:

We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that we will, in the future filings of our annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section, we will discuss how each element of compensation we provide to our named executive officers relates to the data we have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation fell within the targeted range.  In addition, if any of our named executive officers are compensated at levels that are, materially different from the targeted levels of compensation, we will also provide discussion and analysis as to why.

4.
We note your disclosure on page 15 of your proxy statement that your compensation committee reviews the salaries of executives annually and makes recommendations as to any change in salary levels based on individual performance during the calendar year.  In your future filings as applicable, please expand your disclosure to describe for each named executive officer the individual performance efforts that resulted in any base salary increase.

SenoRx Response:

We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that, in the future filings of our annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section, we will expand or modify our disclosure, as may be appropriate, to describe the basis for which we determine base salary increase for each named executive officer for such calendar year.

5.
We note from your disclosure on pages 15 and 16 of your proxy statement that you have not disclosed the specific targets to be achieved in order for your named executive officers to earn their respective annual cash incentive bonuses or grants of stock options and restricted stock units.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 102(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our Website at http://www.see.gov/divisions/corpfin /guidance/regs-kinterp.htm.  In discussing how difficult or likely it will he to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

SenoRx Response:

We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that, in the future filings of our annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section, we will include disclosure regarding specific Company performance targets to be achieved in connection with providing any annual cash incentive bonuses, grants of stock options or restricted stock units to our  named executive officers.

Form 10-Q for the Quarter Ended June 30, 2009

Item 2.  Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 10

Results of Operations, page 12

6.
We note from page 5 that you recognized $434,598 of provision for inventory obsolescence during the six months ended June 30, 2009.  Please tell us and revise your future filings to disclose in more detail the nature of your inventory obsolescence charge(s) including a discussion of how any significant inventory obsolescence charges impacted your earnings.

SenoRx Response:

Pursuant to the Staff’s comment, the Company will include the information requested related to the provision for inventory obsolescence in future filings.   Please note that the Company performs an analysis of its inventory reserves at each reporting period considering current inventory levels and future purchase commitments relative to its historical and projected sales demand as influenced by the current United States and global economic trends.  The analysis also includes a review for obsolescence resultant of product elimination, changes or modifications.  Based on this analysis, for the six months ended June 30, 2009, the Company increased its provision for inventory obsolescence by $434,598.  This increase was charged to cost of goods sold, reducing gross profit for the period by 1.6% to 70.5%.

In addition, below we have provided an example of the additional disclosure that will be added to future filings, as appropriate, in response to the Staff’s comment:

“Cost of Goods Sold and Gross Profit . Cost of goods sold decreased $597,000, or 7.1%, to $7.8 million for the six months ended June 30, 2009 from $8.4 million for the six months ended June 30, 2008. The decrease in total cost of goods sold primarily consisted of a decrease in direct labor, manufacturing overhead and material costs associated with our increase in product sales, which was partially offset by an increase of $434,598 in the provision for inventory obsolescence. .  Gross profit increased $5.1 million, or 37.9% to $18.6 million or 70.5% of net revenues for the six months ended June 30, 2009 from $13.5 million or 61.7% for the six months ended June 30, 2008. The increase in gross profit as a percentage of net revenues was attributable to a change in product mix that resulted primarily from a 28.5% increase in disposable product sales, which includes our Contura MLB, to 91.9% of net revenues for the six months ended June 30, 2009 from 86.3% for the six months ended June 30, 2008.  In addition, gross margins continue to benefit from improved efficiencies in the production of our disposable biopsy probe and the allocation of manufacturing overhead over greater product revenues and inventory unit production.”

And also, below we have provided an example of the revised disclosure that we plan to include in future filings under the heading “Critical Accounting Policies” relating to “Inventories,” which describes the methodology used each quarter in determining the Company’s inventory reserves:

“Critical Accounting Policies

Inventories

We assess the recoverability of our inventories at least quarterly through a review of inventory levels in relation to foreseeable demand, generally over the next twelve month period compared with historical demand. Foreseeable demand is based upon all available information, including sales backlog and forecasts, product marketing plans, current United States and global economic trends and product life-cycle information. When the inventory on hand exceeds the foreseeable demand, we write down the value of those inventories which, at the time of our review, we expect to be unable to sell. The analysis also includes a review for obsolescence resultant of product elimination, changes or modifications. The amount of the inventory write-down is the excess of historical cost over estimated realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those projected by management. In the event that actual demand or product pricing is lower than originally projected, additional inventory write-downs may be required. Further, on a quarterly basis, we assess the net realizable value of our inventories. When the estimated average selling price, plus costs to sell our inventory, falls below our inventory cost, we adjust our inventory to its current estimated market value.”

Conclusion

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report and Quarterly Report:

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report and Quarterly Report: and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin J. Cousins at (949) 362-4800 ext. 109 if you have questions or concerns with respect to the foregoing.

Sincerely,

/s/ Kevin J. Cousins
Kevin J. Cousins
Chief Financial Officer
SenoRx, Inc.

Cc:	Elton Satusky, Wilson Sonsini Goodrich & Rosati, P.C. Tim Brandt, Deloitte & Touche LLP